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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                           SEC File Number: 000-25943


(Check One):   [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K
                      [ ] Form 10-Q     [ ] Form N-SAR

                 For Period Ended:         December 31, 2002
                                         ---------------------
                 [ ]  Transition Report on Form 10-K
                 [ ]  Transition  Report on Form 20-F
                 [ ]  Transition  Report on Form 11-K
                 [ ]  Transition  Report  on Form 10-Q
                 [ ]  Transition  Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ------------------------


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| Read Instruction (on back page) Before Preparing Form. Please Print or Type. |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                  verified any information contained herein.                  |
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If the notification  relates to a portion of the filing checked above,  identify
Item(s) to which the notification relates:

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PART I-- REGISTRANT INFORMATION


     JMXI, INC.
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Full Name of Registrant


     JUPITER MEDIA METRIX, INC.
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Former Name if Applicable


     900 West Shore Road
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Address of Principal Executive Office (Street and Number)



     Port Washington, New York  11050
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                   [X]   (a) The reasons described in reasonable detail in
                             Part III of this form could not be eliminated without unreasonable effort or expense;

                   [ ]   (b) The subject annual report, semi-annual report,
                             transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                   [ ]   (c) The accountant's statement or other exhibit
                             required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

       On July 31, 2002, the majority of the stockholders of JMXI, Inc. (the "Company") approved and adopted the Company's Plan of Liquidation and Dissolution (the "Plan") authorizing the liquidation of the Company and the disposition of its property and assets. Since such date, the Company has ceased all business operations and has taken various steps to liquidate its assets and discharging its liabilities in accordance with the Plan. The Company intends to file a certificate of dissolution with the Secretary of the State of Delaware on or before May 1, 2003. Upon filing such certificate of dissolution and its effectiveness, the Company will be dissolved and the Company shall close is stock transfer books and the Company's common stock shall cease trading. Thereafter, the Company's common stock will no longer be transferable, except by will, intestate successor or operation of law.

       On March 6, 2003, the Company submitted a request for an exemptive order pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Act"), with the Office of the Chief Counsel of the Securities and Exchange Commission (the "SEC") seeking relief from the Company's periodic reporting obligations pursuant to Section 13 of the Act, or, in the alternative, that the SEC take no action if the Company suspends is obligations to hereafter file any period reports thereunder, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, pending its final dissolution and liquidation. A copy of the Company's No-Action request is attached hereto as
Exhibit 99.1. The Company has been informed by the SEC that the it is in the process of reviewing the Company's request.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Robert Becker, Chief Executive Officer       (516)            625-4805
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                 (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).                       [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                [X] Yes    [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the sale of all of its remaining operating businesses and other activities involved with the winding down of the Company's operations, the Company's financial statements for the fiscal year ended December 31, 2002 will change significantly from the fiscal year ended December 31, 2001. However, an estimate of these changes cannot be made at this time because the Company's independent public accountants have not yet audited the Company's financials for the fiscal year ended December 31, 2002.


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                                   JMXI, INC.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date        April 1, 2003                        By  /s/ Robert Becker
       ---------------------                         ------------------------
                                                          Robert Becker
                                                      Chief Executive Officer

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S. Code 1001).